POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Financial Statements
For the Six Months Ended
June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The Company's external auditors, Collins Barrow, have not performed a review of these interim consolidated financial statements.

“Thomas Lam”

Thomas Lam
President, Chief Executive Officer, and Acting Chief Financial Officer

August 25, 2006

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
June 30, 2006

	June 30,	December 31,
	2006	2005
ASSETS
Current Assets
Cash	$ ---	$61,346
Accounts receivable	256,255	214,130
Share subscription receivable	20,000	---
Prepaid expenses	28,006	52,734
Inventories	759,981	696,002

	1,064,242	1,024,212

Property, plant and equipment (Note 3)	1,086,602	1,087,291

	$2,150,844	$2,111,503
LIABILITIES
Current Liabilities
Bank indebtedness	$38,689	$ ---
Accounts payable and accrued liabilities	456,335	583,325
Unearned revenue	14,273	---
Bank loan	558,100	518,870
Debentures	85,000	85,000
Current portion of long-term debt	163,336	202,460
	1,315,733	1,389,655
Long-term debt	---	---
	1,315,733	1,389,655

SHAREHOLDERS' EQUITY
Additional paid in capital	731,170	731,170
Accumulated comprehensive income	53,195	53,195
Share capital (Note 4)	2,456,709	1,998,538
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
June 30, 2006 - 24,787,380
December 31, 2005 - 18,885,456
Deficit	(2,405,963)	(2,061,055)
	835,111	721,848
	$2,150,844	$2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

“Thomas Lam”	“Edward Chambers”
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Six Months Ended June 30, 2006

	January 1 to June 30, 2006	January 1 to June 30, 2005	April 1 to June 30, 2006	April 1 to June 30, 2005
Revenue
Sales	$904,145	$1,975,534	$389,567	$925.548
Direct costs	393,804	1,131,091	138,222	574.952

Gross profit	510,341	844,443	251,345	350,596

Expenses
General and administrative	453,076	373,252	290,422	149,511
Occupancy costs	164,829	208,236	100,997	115,536
Professional fees	104,278	167,490	67,873	119,020
Amortization of property, plant and equipment	80,414	105,604	39,834	53,079
Selling and marketing	27,361	90,541	2,500	41,310
Management fees	45,900	42,282	29,300	22,400
Loss on disposal of property	---	23,523	---	157
Foreign currency exchange loss (gain)	(84,577)	16,402	(51,888)	(3,548)
Regulatory costs	31,891	8,241	26,480	4,393
	823,172	1,035,571	505,518	501,858

Operating income (loss)	(312,831)	(191,128)	(254,173)	(151,262)

Interest income	(48)	(36)	---	---
Interest expense	32,125	41,238	15,505	25,948
Income (loss) before income taxes	(344,908)	(232,330)	(269,678)	(177,210)
Income taxes (recovery) -current	---	---	---	---
- deferred	---	---	---	---
	---	---	---	---
Net income (loss)	$(344,908)	$(232,330)	$(269,678)	$(177,210)
Net income (loss) per common share (Note 5)	$(0.02)	$(0.02)	$(0.01)	$(0.02)
Diluted net income (loss) per common share(Note 5)	$(0.02)	$(0.02)	$(0.01)	$(0.02)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Shareholders' Equity
For the Six Months Ended June 30, 2006
	Common Shares
	Number of Shares	Amount	Additional Paid in Capital	Comp. Income	Accumulated Deficit	Total S/H Equity

Balance at December 31, 2005	18,885,456	$1,998,538	$731,170	$53,195	$(2,061,055)	$721,848
Loss for the period	---	---	---	---	(75,230)	(75,230)
Stock-based compensation	---	---	---	---	---	---
Balance at March 31, 2006	18,885,456	1,998,538	731,170	53,195	(2,136,285)	646,618
Loss for the period	---	---	---	---	(269,678)	(269,678)
Common shares issued	5,901,924	458,171	---	---	---	458,171
Stock-based compensation	---	---	---	---	---	---

Balance at June 30, 2006	24,787,380	$2,456,709	$731,170	$53,195	$(2,405,963)	$835,111

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2006

	January 1 to	January 1 to	April 1 to	April 1 to
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Cash Provided by (Used in):

Operating Activities
Net income (loss)	$(344,908)	$(232,230)	$(269,678)	$(177,210)
Items not requiring cash:
Amortization of property, plant and equipment	80,414	105,604	39,834	53,079
Loss on disposal of property	---	23,523	---	157
Stock-based compensation	---	16,848	---	8,424
Net change in non-cash working capital (Note 6)	(214,093)	100,022	(53,380)	225,787

	(478,587)	13,667	(283,224)	110,237

Financing Activities
Bank indebtedness	38,689	---	(38,044)	---
Repayment of long-term debt	(39,124)	(182,919)	(31,278)	(17,462)
Advances (repayment) of bank loans	39,230	105,108	(25,900)	4,161
Repayment of debenture	---	(426,000)	---	(120,966)
Issuance of common shares	458,171	---	458,171	---

	496,966	(503,811)	362,949	(134,267)

Investing Activities
Proceeds from disposal of property	---	405,000	---	---
Purchase of property and equipment	(79,725)	(2,434)	(79,725)	(682)

	(79,725)	402,566	(79,725)	(682)

Increase (decrease) in cash	(61,346)	(87,578)	---	(24,712)

Cash, beginning of period	61,346	133,285	---	70,419

Cash, end of period	$ ---	$45,707	$ ---	$45,707

Supplemental cash flow information (Note 6)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

1. Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

2. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2005. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles except as disclosed in Note 9.

3. Property, Plant and Equipment

		June 30,		December
		2006		31, 2005
		Accumulated
	Cost	Amortization	Net	Net

Automotive	$29,509	$17,108	$12,401	$13,463
Computer equipment	85,254	63,855	21,399	23,280
Leasehold improvements	17,086	1,513	15,573	13,098
Office equipment	109,540	60,577	48,963	52,152
Plant equipment	1,877,839	889,573	988,266	985,298

	$2,119,228	$1,032,626	$1,086,602	$1,087,291

4. Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

4. Share Capital (Continued)

Stock-Based Compensation Plan

During 2005, the Company issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company’s stock option plan.

The following table summarizes information about stock options outstanding on June 30, 2006:

Options Outstanding			Options Exercisable
Weighted
Weighted	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

1,086,600	$0.10	2.9	1,086,600	$0.10

During the six months ended June 30, 2006, the Company recognized $ nil (2005 - $16,848) in stock-based compensation expense.

The fair value for stock options expensed in the six months ended June 30, 2006 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	2.5%
Expected volatility	87.0%
Expected life options (in years)	5.0

5. Net Income per Common Share

The basic net income per common share is based on the weighted average number of common shares outstanding of 20,208,003 (June 30, 2005 - 9,361,624). The fully diluted net income per common share is calculated by assuming all the convertible debentures and stock options are converted at the beginning of the period and by using the weighted average number of common shares of 21,294,603 (June 30, 2005 - 9,361,624).

6. Supplemental Cash Flow Information

a)	Interest:

	January 1 to	January 1 to	April 1 to	April 1 to
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Interest paid	$32,125	$41,238	$15,505	$25,948

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

6.  Supplemental Cash Flow Information (Continued)

b) Changes in non-cash working capital

	January 1 to	January 1 to	April 1 to	April 1 to
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Accounts receivable	$(42,125)	$78,426	$70,080	$366,495
Share subscription receivable	(20,000)	---	(20,000)
Inventories	(63,979)	125,743	(2,464)	35,272
Prepaid expenses	24,728	(4,594)	26,774	22,033
Unearned revenue	14,273	---	14,273	---
Accounts payable and
accrued liabilities	(126,990)	(99,553)	(142,043)	(198,013)

	$(214,093)	$100,022	$(53,380)	$225,787

7. Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic blasting media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic blasting media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.

	Agricultural
	Plastic Media		Plastic Lumber			Total
	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to	January 1 to
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005	2006	2005

Assets	$2,067,714	$2,653,539	$83,130	$156,592	$2,150,844	$2,810,131

Sales	896,167	1,603,304	7,978	372,230	904,145	1,975,534

Amortization of
Property, plant
and equipment	73,316	97,665	7,098	7,939	80,414	105,604

Interest expense	32,125	38,182	---	3,056	32,125	41,238

Income tax expense
(recovery)	---	---	---	---	---	---

Segment profit
(loss)	(188,679)	(221,374)	(156,229)	(10,956)	(344,908)	(232,330)

Capital expenditures	16,743	2,434	62,982	---	79,725	2,434

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

8. Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at June 30, 2005, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

9. Differences Between United States and Canadian Generally Accepted Accounting Principles

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	June 30,	December 31,
	2006	2005
Additional Paid In Capital
Balance under U.S. GAAP	$731,170	$731,170
Adjustment for stock compensation
for employees (b)	(58,396)	(58,396)

Balance under Canadian GAAP	$672,774	$672,774
Accumulated Comprehensive Income
Balance under U.S. GAAP	$53,195	$53,195
Translation adjustments (c)	(53,195)	(53,195)

Balance under Canadian GAAP	$--	$--

Retained earnings (deficit)
Balance under U.S. GAAP	$(2,405,963)	$(2,061,055)
Additions to deferred charges (a)	53,195	53,195
Translation adjustment (c)
Write-down of deferred charges (a)
Cumulative adjustment of prior
year's differences	58,397	58,397

Balance under Canadian GAAP	$(2,294,371)	$(1,949,463)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
June 30, 2006

9. Differences Between United States and Canadian Generally Accepted Accounting Principles (Continued)

	January 1 to	January 1 to	April 1 to	April 1 to
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Effect on consolidated statement of operations
Net loss under U.S. GAAP	$(344,908)	$(232,330)	$(269,678)	$(177,210)

Amortization of deferred charges (a)	---	---	---	---

Net income (loss) under
Canadian (GAAP)	$(344,908)	$(232,330)	$(269,678)	$(177,210)

Basic income (loss) per share - Canadian
(GAAP)	$(0.02)	$(0.02)	$(0.01)	$(0.02)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred to project development are capitalized and amortized over the expected useful life. Deferred charges incurred in 2003 and 2002 met this criteria and were capitalized and amortized. In 2004, the Company reviewed the valuation of the deferred charges and concluded they no longer met the criteria for capitalization under Canadian GAAP and wrote off the deferred charges.

b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.